May 6, 2016

Via EDGAR and Federal Express

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, D.C. 20549

Attention:	Erin E. Martin
Eric Envall

Re:	Pinnacle Financial Partners, Inc.
Registration Statement on Form S-4
Filed April 15, 2016
File No. 333-210787

Ladies and Gentlemen:

This letter is submitted by Pinnacle Financial Partners, Inc. (the “Company”) in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated May 3, 2016 (the “Letter”) with respect to the Company’s Registration Statement on Form S-4, filed with the Commission on April 15, 2016 (File No. 333-210787) (the “Registration Statement”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes in response to the Staff’s comments.

Each of the Staff’s comments is set forth below, followed by the corresponding response. For ease of reference, the headings and numbered paragraphs below correspond to the headings and numbered comments in the Letter. We have also enclosed with the copy of this letter that is being transmitted via overnight courier two copies of Amendment No. 1 in paper format, marked to reflect all changes to the Registration Statement.

Cover Page

1.	Please revise the cover page to indicate what you anticipate the total merger consideration to be. In addition, also indicate on the cover that there is a floor price that must be met for the transaction to close and a related termination right if the floor price is not met.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the proxy statement/prospectus included in Amendment No. 1.

United States Securities and Exchange Commission

May 6, 2016

Opinion of Avenue’s Financial Advisor, page 39

2.	Please quantify the fees Avenue paid to KBW for the services it provided in the past two years. Refer to your disclosure the final paragraph on page 50.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 50 and 51 of Amendment No. 1.

Conditions to the Completion of the Merger, page 62

3.	Please revise the sentences on the bottom of page 64 that instructs the reader that “these representations and warranties should not be relied on” by investors. Please note that disclosure regarding an agreement’s representations and warranties (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading. Accordingly, if you continue to use this disclosure, please revise it to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreements and will update such disclosure as required by federal securities laws.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 64 of Amendment No. 1 to remove the referenced disclosure.

Exhibits

4.	Please include as exhibits to your filing the voting agreements Avenue’s directors and/or executive officers have entered into with Pinnacle to vote in favor of the merger.

Response: In response to the Staff’s comment, the Company has filed the form of voting agreement executed by directors and executive officers of Avenue Financial Holdings, Inc. as Exhibit 10.4 to Amendment No. 1. Each director and executive officer executed the same form of agreement, with the only change to an individual director’s or executive officer’s agreement being the inclusion of the number of shares owned by that individual on a schedule to the agreement.

5.	Please file the employment agreements that certain Avenue executives will have with you upon consummation of the merger. We note that entering into these agreements is a condition to close the transaction.

United States Securities and Exchange Commission

May 6, 2016

Response: In response to the Staff’s comment, the Company has filed the employment agreements of those executives for which the entry into such agreements is a condition to closing as Exhibits 10.1, 10.2 and 10.3 to Amendment No. 1.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions regarding the above, please do not hesitate to call the undersigned at (615) 744-3700 or our outside legal counsel, Bob F. Thompson, at (615) 742-6262.

Very truly yours,

/s/ M. Terry Turner
M. Terry Turner
President and Chief Executive Officer

cc:	Harold R. Carpenter, Pinnacle Financial Partners, Inc.
Bob F. Thompson, Bass, Berry & Sims PLC

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